Moon of Tribe

Entertainment Theater Film Media

Become part of this awesome supernatural werewolf feature film!!

MOONOFTRIBE.COM LOS ANGELES CALIFORNIA





Nothing is better then the people having a say in the movie. Investors will vote on Cast/Film Festivals/Film Premiere location, etc. Higher tiers have more voting rights and some more perks.

Ammar Dieri Screen Writer/Creator/Actor/Producer/Director @ Moon of Tribe

Why you may want to support us...

1. Team previously worked together on 3 films/2 shows and consulted on stunt operations!
2. Multi 2020 Telly Film Award winner for the proof of concept scene that you're investing!
3. YOU have a say in production! You profit from the movies success! By voting, and pitching ideas!
4. Special access to casting videos, voting platform with our film website: http://www.moonoftribe.com
5. Monthly raffle with big giveaways for the first year. $100-$1000 gift cards plus trip giveaway!
6. Featured press in Fox/CNN/Telly awards/ABC!
7. Celebrity actor from Disney and MTVs Teen wolf gave us a shootout!
8. Distribute the film internationally and domestically, over 5 countries with our current partners!

Why investors ❤ us

WE'VE RAISED $10,200 SINCE OUR FOUNDING

Simply Ammar is creating a good project.

Tatiana Sergeyevna Sokolova
Investor

Seeing a preview of the script shows me that this is going to be one of the best made films, especially since they took time to do a proof of concept video!

Lori I
Investor for films and apps

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Ammar Dieri
Screen Writer/Creator/Actor/Producer/Director
Doing stunts for Hollywood movies, producing feature films, working beside big Hollywood names!



Eros Cartechini
Music Composer

In the news

Page not found - Telly Awards

May 27, 2020 @ tellyawards.com

Page not found - Telly Awards

May 27, 2020 @ tellyawards.com

HEALTH WATCH

A.G Dieri Set to Launch Campaign for His Supernatural Superhero Werewolf Film

This is going to be the first supernatural film funded by the people! A new vision of a superhero werewolf!

February 25, 2020 @ ktvn.com

DIGITAL JOURNAL

A.G Dieri Set to Launch Campaign for His Supernatural Superhero Werewolf Film

This is going to be the first supernatural film funded by the people! A new vision of a superhero werewolf! is a seasoned actor and producer, filmmaker, who has proudly announced that he is making an exciting

February 25, 2020 @ digitaljournal.com

Downloads

Moon of Tribe Movie plan.pdf

Moon of tribe

The world's first supernatural film funded by investors like you! We bring you a movie that has potential with creative writing and crazy twists. We funded a scene already! This is to show investors we are ready with a proof of concept video, completed script, and dedicated website! The same scene was also awarded by the 2020 Telly awards for one of the top cintemrograpy videos along with major networks like CBS!


The Telly Awards

Film Vision

The vision of our movie will be based upon werewolf literature, with some shocking twists!

Think of Batman...if he was a wolf! This movie is capable of breaking some boundaries and creating a new franchise. Our goal is to have a trilogy. The more we fund the more we could contribute to the movie with hiring known actors, and more special effects.

Proof of concept suit! ..Yes he will have his own wolf suit!


MOON TRIBE

Our Audience!

Our audience are supernatural or sci-fi fans. As you can see movies like Twilight, and shows like Teen wolf, Stranger things, Smallville, dominate box office and TV ratings. We want to capitalize on this!

How will you be involved?

More often big movies are created without the people's choice and often cast the wrong people and go the wrong direction. We want to change that, we want your say, your votes, and YOUR VOICE! We plan on distributing the family to multiple film festivals, and digitally distribute domestically and international.

Members have their own page in our website with access to script, special updates and voting rights.

http://www.moonoftribe.com


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Investor Q&A

— COLLAPSE ALL

What does your company do?

We plan to create a film about a supernatural werewolf with hopes of it becoming a major motion picture! Unlike other companies we have a full working website exclusive to you and voting rights for you to take part!

Where will your company be in 5 years?

We want to create 2 movies per year (under different entities) and that they become super super successful (projections cannot be guaranteed).

Why did you choose this idea?

Nothing is better then the people having a say in the movie. Investors will vote on Cast/Film Festivals/Film Premiere location, etc. Higher tiers have more voting rights and some more perks.

What sets you apart from the rest?

Investing with Moon of tribe means you have a say. Voting on cast, voting on key set locations, and did i mention member raffles monthly? :)

What would you do with the money you raise?

Marketing/Principal casting, possible celebrity names/productions/Special effects/Costume designs!

What do you need the most help with?

Funding the project of course, but also the peoples opinions! I want to hear what they think would benefit the movie!

How far along are you? What's your biggest obstacle?

We have the proof of concept scene complete to show films vision and tone, only obstacle right now is to get a full production company with funding

How will you make money?

Submitting to film streaming companies like amazon prime and sell the film for a rate, but first we would like to submit to film festivals to gain traction!

What do you understand about your business that others don't get?

I have been on film and television for 8 years and worked with top moves like Batman Vs superman, so i get what it takes to film with high quality! No blurry scenes we are looking for top quality!